June 12, 2018

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Berry Petroleum Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 3, 2018

CIK No. 0001705873

Ladies and Gentlemen:

Set forth below are the responses of Berry Petroleum Corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2018, with respect to the Amendment No. 1 (“Amendment No. 1”) to Draft Registration Statement on Form S-1, CIK No. 0001705873, submitted to the Commission on May 3, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting to the Commission through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, the Company will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes since the filing of the Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Securities and Exchange Commission

June 12, 2018

Prospectus Summary, page 1

Our Company, page 1

1.	We reissue our prior comment 1 in part. We note your revised disclosure regarding your assets in the Piceance basin in Colorado. Considering that you continue to disclose that the Piceance basin is 21% of your total proved reserves and 42% of your total proved undeveloped reserves, please disclose that higher drilling and completion costs are associated with these assets, such as including the higher estimated average drilling and completion costs of $1.8 million per well.

RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 2, 60 and 99 of Amendment No. 2.

Recent Developments, page 11

2.	You disclose that, in April 2018, you acquired two leases and a lease option on approximately 700 acres of land in the north Midway-Sunset field. As part of this acquisition, you further disclose that you assumed a drilling commitment of approximately $34.5 million over a 5-year term and could assume a further commitment if you exercise your option. Please provide more details regarding this transaction, including:

•	the parties and consideration involved. Please also file a copy of this agreement as an exhibit or explain why it is not required to be filed. Refer to 601(b)(10)(ii)(B) of Regulation S-K; and

•	Explain if the drilling commitment is reflected in your 2018 capital expenditures by area as disclosed on page 69.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to include the counterparty and clarify the consideration involved. Please see pages 10 and 66 of Amendment No. 2.

In addition, the Company does not believe that the agreement referenced above is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(i)-(ii) of Regulation S-K because the agreement (i) was made in the ordinary course of business, is of a type that is common throughout the exploration and production industry and would “ordinarily accompan[y] the kind of business conducted” by the Company and (ii) is not otherwise material in amount or significance. Additionally, under Item 601(b)(10)(ii)(B)-(C) (i) the Company does not believe that the referenced agreement is an agreement upon which its “business is substantially dependent” and (ii) the consideration involved does not exceed 15% of the fixed assets of the Company on a consolidated basis.

Further, the Company’s 2018 anticipated capital expenditure budget does not currently include funds for drilling wells against the assumed commitment but the Company has designated funds for drilling to determine whether to exercise the option. The Company has revised the Registration Statement accordingly. Please see pages 10 and 66 of Amendment No. 2.

Securities and Exchange Commission

June 12, 2018

Use of Proceeds, page 50

3.	We note that you intend to use all the net proceeds from your offering for “general corporate purposes.” If you have any current specific plans for such proceeds, please identify each such plan and quantify the amount of proceeds to be allocated to each such plan. If you do not have any current specific plans for such proceeds, please so state and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 14 and 47 of Amendment No. 2.

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Securities and Exchange Commission

June 12, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BERRY PETROLEUM CORPORATION

By:	/s/ Arthur T. Smith
Name:	Arthur T. Smith
Title:	President and Chief Executive Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.